TITAN IRON ORE CORP.
Suite #110 - 3040 North Campbell Avenue
Tucson, Arizona 85719 USA

May 22, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549 USA

Attention:	Mark P. Shuman, Branch Chief - Legal

Dear Sirs:

Re:	Titan Iron Ore Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed April 22, 2013 File No. 333-186826

The Company writes in response to your letter (the “Letter”) of May 7, 2013 to Mr. Andrew Brodkey, President, CEO and director of the Company, with respect to Amendment No. 1 to the Registration Statement on Form S-1 as noted above and filed by the Company.  The Company’s responses are numbered in a manner that corresponds with your comments as set out in the Letter.

General

1.
We note that you sold convertible notes to two investors in April 2013 and that you have amended your registration statement to include up to 2,920,779 shares of common stock that may be issued upon conversion of the note sold to GCA Strategic Investment Fund Limited. Please provide us with a detailed analysis regarding why the concurrent private offerings should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of these offerings. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations.

Substantive, Pre-Existing Relationship

The Company or its agent had substantive, pre-existing relationship with two investors of convertible notes sold in April 2013. Accordingly, the Company’s registration statement (the “Form S-1”) does not constitute a general solicitation for the purpose of the sale of convertible notes to these investors.

Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations provides that “in the specific situation of concurrent public and private offerings, only the guidance set forth in the Securities Act Release No. 8828 applies.” It further provides:

Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering. (emphasis added).

In Mineral Lands Research & Marketing Corp., SEC No-Action Letter (December 4, 1985), the Securities and Exchange Commission stated that “[t]he types of relationships with offerees that may be important in establishing that a general solicitation has not taken place are those that would enable the issuer (or a person acting on its behalf) to be aware of the financial circumstances or sophistication of the persons with whom the relationship exists or that otherwise are of some substance and duration.”

Below are the descriptions of the Company’s or its agent’s substantive, pre-existing relationship with the two investors, which allowed the Company or its Placement Agent to be aware of the financial circumstances or sophistication of the investors.

Asher Enterprises, Inc.

Substantive, Pre-Existing Relationship Through the Company’s Placement Agent

Carter, Terry & Company (the “Placement Agent”), the Company’s placement agent for the April 2013 offering, introduced Asher Enterprises, Inc. (“Asher”) to the Company and the Placement Agent had substantive, pre-existing relationship with Asher. The Placement Agent informed the Company that it had done several transactions with Asher over the past 18 months for at least two other companies: First Liberty Power Corp. (July 27, 2012, August 12, 2012, November 1, 2012, January 29, 2013, and February 26, 2013) and Gold & Gemstone Mining Inc. (February 25, 2013).

Substantive, Pre-Existing Relationship Through Zoro Mining Corp.

In addition, the Company had a substantive, pre-existing relationship with Asher through Zoro Mining Corp. (OTCBB: ZORM) (“Zoro”). Previously, Asher made several investments in Zoro a company of which Frank Garcia, the Company’s Chief Financial Officer, is Chief Financial Officer and Andrew Brodkey, the Company’s Chief Executive Officer and director, through October of 2011 was the  former President, Chief Executive Officer and director, and is a current consultant.

In February 2011, Zoro issued a convertible note to Asher in the amount of $42,500. Please see page 54 of Zoro’s Form 10-K for the year ended April 30, 2011 and note 7 of the financial statements included in the Form 10-K for further information about this investment.

In November 2012 and January 2013, Zoro issued notes to Asher in the amounts of $37,500 and $27,500, respectively. Please see pages 33 to 34 of Zoro’s Form 10-Q for the quarter ended January 31, 2013 and note 6 of the financial statements included in the Form 10-Q for further information about these investments.

GCA Strategic Investment Fund Limited

The Placement Agent informed the Company that Adam Cabibi, Managing Director of the Placement Agent, worked with Lew Lester, principal of GCA Strategic Investment Fund Limited (“GCA”), at Bear Stearns from 1990 to 1993. In addition, Mr. Cabibi, while working at Midsouth Capital and the Placement Agent, has vetted numerous potential investment transactions with GCA and Mr. Lester in the past. In addition, David Frommer, Mr. Cabibi’s partner at the Placement Agent, worked in-house for and at GCA and Mr. Lester in the late 1990s for four to five years doing business development.

Outside the Resale Offering of Common Stock

The Securities Act Release No. 8828 also provides that:

Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.

The offering contemplated under the Form S-1 is a resale offering (the “Resale Offering”) of the Company’s common stock by the investors identified in the Form S-1 (the “Selling Stockholders”), not a sale by the Company. In addition, the Resale Offering involved simple common stock, while two investors in the April 2013 offering acquired convertible notes with complicated terms.

The Company did not identify two investors through the marketing of the Resale Offering and the investors did not contact the Company as a resulting of the general solicitation by means of the Form S-1. In fact, the Company was not involved in any marketing of the Resale Offering other than preparing and filing the Form S-1 and, as far as the Company is aware, no Selling Stockholders marketed the Resale Offering.

Accordingly, the April 2013 offering did not involve a general solicitation as that offering involved the offering of the convertible notes and was conducted outside the Resale Offering.

Risks Related to the Offering, page 13

“The selling stockholders are offering for resale…,” page 13

2.
Although you have reduced the number of shares being registered for resale by Ascendient Capital Partners to 7,925,715 shares, the caption to this risk factor continues to state that you are registering 11,400,208 shares on behalf of Ascendient.  Please revise.

We revised the risk factor on page 13.

Description of Business

Sunrise Letter of Intent, page 30

3.
In regard to the mining claims, fee lands and other property that are the subject of your letter of intent with New Sunrise LLC, please disclose all of the information required by Industry Guide 7, which requires disclosure as to “each of the mines, plants and other significant properties owned or operated, or presently intended to be owned or operated, by the registrant.” In addition, advise whether this acquisition is probable and what consideration you have given to providing audited financial statements pursuant to either Rule 3-14 or Rule 3-05 of Regulation S-X and pro forma financial information.

We revised the disclosure under the heading Sunrise Letter of Intent on page 30 to provide additional information.

We advise that this acquisition is not currently probable because, among other things, the Company is yet to enter into a definitive purchase agreement (which cannot occur until and only after a satisfactory outcome of our due diligence investigations) or secure the necessary financing to complete the acquisition. Accordingly, no audited financial statements are required to be included in the Form S-1.

4.
Please revise your Management’s Discussion to address the impact of the proposed acquisition of the Sunrise Iron Mining Complex on your future operations and short- and long-term liquidity needs, including the costs associated with your due diligence investigations of the property and your plans for financing the acquisition. To the extent that you intend to raise necessary funds through unregistered offerings, please consider the application of Rule 135c when preparing your disclosure. Finally, include risk factor disclosure addressing any uncertainty regarding your ability to complete the acquisition.

We revised the disclosure under Management’s Discussion and Analysis on page 48 and included a risk factor on page 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

5.
We note your response to prior comment 2 and the new disclosure on page 46. It does not appear, however, that you have added to the disclosure the statement that we requested in our earlier comment. Where you state in this section your belief that the sale of material from Iron Mountain could be a possible source of capital for you, please also indicate that the material is not directly marketable without some basic mining and processing operations and that you have not performed a feasibility study to determine the economic viability of such operations.

We revised the disclosure under Liquidity and Capital Resources on page 48.

Cash Flows, page 47

6.
Revise to include the correct amount of net cash used in investing activities and net cash provided by financing activities in the table and in your analysis that agrees to your statement of cash flows for the year ended December 31, 2012.

We revised the disclosure under Cash Flows on page 49.

Transactions with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 59

7.
You disclose in this section that during the year ended December 31, 2012 you incurred $366,161 in management fees to your officers and directors. Please clarify how, if at all, these fees relate to the compensation paid to your officers and directors. Refer to Item 402(m)(1) of Regulation S-K. In this regard, we note that the total cash compensation paid to your officers and directors in fiscal 2012, as disclosed in the compensation tables on pages 56 and 58, was $332,132.

$366,161 includes payments of $34,029 to the former corporate secretaries. They were not named executive officers and thus were not included in the executive compensation table.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP at (604) 687-5700.

Yours truly,

TITAN IRON ORE CORP.

/s/ Andrew Brodkey
Andrew Brodkey, CEO